EXHIBIT 21
SUBSIDIARIES OF REGISTRANT

Domestic Subsidiaries	State of Incorporation
Applied Genomics, Inc.	Delaware
ChromaVision International, Inc.	Delaware
Clarient Diagnostic Services, Inc.	Delaware